February 26, 2015

To the Board of Targeted Medical Pharma, Inc. and its Chairman, Kerry Weems:

I, William E. Shell, hereby resign from the Board of Targeted Medical Pharma, Inc., effective 11:59 a.m., on February 26, 2015, due to numerous disagreements and disputes with the Board of Directors, Officers and management, and significant corporate shareholders who have, and continue to control the use of corporate funds. Disagreements and disputes include:

1.	Failure to pay payroll taxes to the Internal Revenue Service and the California Franchise Tax Board, potentially placing financially liability on Board of Directors, Directors and Officers of Targeted Medical Pharma and large shareholders.

2.	Failure to pay my wage claims since January 9, 2015, resulting in substantial wait time penalties, potentially placing individual management, Board members and large shareholders (some of whom have contributed large sums of money to Targeted Medical Pharma, Inc. to insure their control and direction over Targeted Medical Pharma Inc.’s Directors and Officers) with personal financial risk.

3.	Offering inflated and expensive new contracts, beginning 2015, to management, exceeding industry norms for a company with falling revenues and non-profitability.

4.	Offering employment contracts to members of management who were previously under investigation for diversion of corporate assets.

5.	Failure to present a coherent plan for growth of revenues enabling Company profitability.

6.	Failure to provide Board Members and Committee Chairman with complete appraisal of financial obligations and plans to control costs.

7.	Appointing Executive Officers and Directors that lack the necessary skills and training to manage a publicly traded company.

Sincerely,

/s/ William Shell M.D.
William Shell M.D.
Founder of Targeted Medical Pharma, Inc. and owner of corporate patents.